PRICING SUPPLEMENT NO. AIG-FP-19	FILED PURSUANT TO RULE 424(b)(2)
DATED JUNE 5, 2007	REGISTRATION NO. 333-106040
TO PROSPECTUS DATED JULY 24, 2006
AND PROSPECTUS SUPPLEMENT DATED OCTOBER 12, 2006
AMERICAN INTERNATIONAL GROUP, INC.
MEDIUM-TERM NOTES, SERIES AIG-FP,
CMS INVERSE FLOATER NOTES DUE JUNE 14, 2012

Principal Amount: U.S.$50,000,000	Issue Date: June 14, 2007

Agents’ Discount or Commission: None	Maturity Date: June 14, 2012

Net Proceeds to Issuer: U.S.$50,000,000	Interest Rate: For the Interest Accrual Period commencing on the Issue Date and ending on September 14, 2007, 5.45% per annum. For each Interest Accrual Period commencing on or after September 14, 2007, the interest rate per annum shall be 10.84% minus the Reference Rate on the related Interest Determination Date; provided, however, that if the rate so calculated shall be less than 0.00%, then such interest rate per annum shall equal 0.00%, and if the rate so calculated shall be greater than 10.84%, then such interest rate per annum shall equal 10.84%.

Interest Payment Dates: Quarterly, on the 14th calendar day in each of March, June, September and December, commencing September 14, 2007 and ending on the Maturity Date, subject to adjustment using the Modified Following Business Day Payment Convention.
Interest Accrual Periods: The quarterly period from and including the Issue Date (in the case of the first Interest Accrual Period) or previous Period End Date, as applicable, to but excluding the next Period End Date.

Period End Dates: Quarterly, on the 14th calendar day in each of March, June, September and December, commencing September 14, 2007 and ending on the Maturity Date, not subject to adjustment, whether or not such dates are Business Days.
Reference Rate: Means the 5-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time. If the 5-Year Constant Maturity Swap rate does not appear on Reuters Screen ISDAFIX1 on any date, such rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” (as defined below) as the rate (or rates) that does not appear on Reuters Screen ISDAFIX1.

Form: ☑ Book Entry ☐ Certificated	CUSIP No.:02687QCA4

Specified Currency (If other than U.S. dollars): N/A	Authorized Denominations (If other than U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof): N/A

The notes are being placed through or purchased by the Agents listed below:

Agent	Principal Amount
Lehman Brothers Inc.	U.S.$50,000,000 Capacity: ☐ Agent ☑ Principal

If as Agent:	The notes are being offered at a fixed initial public offering price of ___% of principal amount.
If as Principal:	☐ The notes are being offered at varying prices related to prevailing market prices at the time of resale.
☑ The notes are being offered at a fixed initial public offering price of 100% of principal amount.
Events of Default and Acceleration:
In case an Event of Default with respect to any of the notes has occurred and is continuing, the amount payable to a holder of a note upon any acceleration permitted by the notes, will be equal to the amount payable on that note calculated as though the date of acceleration were the Maturity Date of the notes.
In case of default in payment of the notes, whether at the Maturity Date, upon redemption, or upon acceleration, from and after that date the notes will bear interest, payable upon demand of their holders, at the rate equal to the interest applicable to the Interest Accrual Period or portion thereof as of the date on which the default occurs, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.
Other Provisions:

“Modified Following Business Day Convention”	Means the convention for adjusting any relevant date if it would otherwise fall on a day that is not a Business Day. When used in conjunction with a date, this convention shall mean that an adjustment will be made such that if that date would otherwise fall on a day that is not a Business Day, that date as adjusted will be the first following day that is a Business Day, unless the proposed adjusted date would fall in the next calendar month, in which case the adjusted date will be the first preceding day that is a Business Day.

“Interest Determination Date”	Means, in respect of an Interest Accrual Period commencing on or after September 14, 2007, the day that is two (2) Business Days prior to the beginning of such Interest Accrual Period.

“Business Day”	Means any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York.

“U.S. Government Securities Business Day”	Means any day except for Saturday, Sunday, or a day on which The Bond Market Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

“USD-CMS-Reference Banks”	An interest rate determined on the basis of the mid-market semi-annual swap rate quotations provided by the principal New York City office of each of five leading swap dealers in the New York interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time on the day that is two U.S. Government Securities Business Days preceding the applicable date; and for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to 5 years, with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The Calculation Agent will request the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for the applicable date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If two quotations are provided, the rate for the applicable date will be the arithmetic mean of the two quotations. If one quotation is provided, the rate for the applicable date will be that single quotation provided. If no quotations are provided, the rate for the applicable date will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

Day Count Convention:	30/360

Calculation Agent:	AIG Financial Products Corp.
Examples of Calculation of Interest Rate:
Example 1: Assuming the Reference Rate is 5.45% on the applicable Interest Determination Date, the Interest Rate per annum for the applicable Interest Accrual Period would be 5.39% calculated as follows: 10.84% – 5.45% = 5.39%.
Example 2: Assuming the Reference Rate is 11.00% for the applicable Interest Determination Date, the Interest Rate per annum for the applicable Interest Accrual Period would be 0.00% calculated as follows: 10.84% – 11.00% = -0.16%. Since -0.16 is less than 0.00%, the Interest Rate per annum for the applicable Interest Accrual Period would be 0.00%.
Example 3: Assuming the Reference Rate is 10.00% for the applicable Interest Determination Date, the Interest Rate per annum for the applicable Interest Accrual Period would be 0.84% calculated as follows: 10.84% – 10.00% = 0.84%.
RISK FACTORS
Investing in the notes involves a number of significant risks not associated with similar investments in a conventional debt security, including, but not limited to, the “inverse” manner in which the interest rate of the notes will vary, fluctuations in the 5-year Constant Maturity Swap (CMS) Rate, and other events that are difficult to predict and beyond AIG’s control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.
The interest rate of the notes varies inversely to their reference floating rate index, resulting in greater market value volatility as compared to conventional floating rate notes.
The notes are “inverse floating rate notes” which (after the initial Interest Accrual Period) have an interest rate equal to a fixed rate minus a rate based upon the 5-year CMS Rate. Therefore, the interest rate on the notes will vary inversely with the 5-year CMS Rate: the interest rate on the notes generally increases (up to a maximum rate of 10.84% per annum) when the 5-year CMS Rate decreases, and decreases (to as low as 0%) when the 5-year CMS Rate increases. The market values of the notes typically will be more volatile than market values of our conventional floating rate notes based on the same 5-year CMS Rate and with otherwise comparable terms. Inverse floating rate notes such as the notes are more volatile because an increase in the applicable rate index (in this case, the 5-year CMS Rate) not only decreases the interest rate of the notes, but also reflects an increase in prevailing interest rates, which further adversely affects the market value of these notes.
Historical performance of the 5-year CMS Rate should not be taken as an indication of the future performance of the 5-year CMS Rate during the term of the notes.
It is impossible to predict whether the Reference Rate will increase or decrease. The Reference Rate will be influenced by complex and interrelated political, economic, financial and other factors; therefore, the historical performance of the 5-year CMS Rate should not be taken as an indication of the future performance of that rate during the term of the notes.
Factors that may affect the level of the 5-year CMS Rate include monetary policy, interest rate volatility, interest rate levels and the inflation rate.
The market value of the notes may be influenced by unpredictable factors.
The market value of your notes may fluctuate between the date you purchase them and the Maturity Date. Several factors, many of which are beyond our control, will influence the market value of the notes. We expect that generally the 5-year

CMS Rate on any day and expectations relating to the future level of the 5-year CMS Rate will affect the market value of the notes more than any other single factor. Other factors that may influence the market value of the notes include:
•	supply and demand for the notes, including inventory positions held by any market maker;

•	economic, financial, political and regulatory or judicial events that affect financial markets generally; interest rates in the market generally;

•	the time remaining to maturity; and

•	our creditworthiness and credit ratings.
There may not be an active trading market in the notes and sales prior to maturity may result in losses.
There may be little or no secondary market for the notes. We do not intend to list the notes on any stock exchange or automated quotation system, and it is not possible to predict whether a secondary market will develop for the notes. Even if a secondary market for the notes develops, it may not provide significant liquidity or result in trading of notes at prices advantageous to you. Sales in the secondary market may result in significant losses. Lehman Brothers Inc. currently intends to act as market maker for the notes, but they are not required to do so, and may stop doing so at any time. We expect there will be little or no liquidity in the notes. The prices that may be offered in the secondary market for the notes will be discounted to reflect hedging and other costs and, among other things, changes of and volatility in interest rates in the market.
Trading by certain of our affiliates in the U.S. Dollar swap rate market may impair the value of the notes.
Certain of our affiliates, including our subsidiary AIG Financial Products Corp. are active participants in the U.S. Dollar swap rate market as dealers, proprietary traders and agents for our customers, and therefore at any given time may be a party to one or more transactions related to the 5-year CMS Rate. In addition, we or one or more of our affiliates may hedge our exposure under the notes by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities or other financial activity of ours or our affiliates may have a material adverse effect on the 5-year CMS Rate and may affect the return on your investment in the notes. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the notes may decline.
The inclusion of compensation and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices.
Assuming no change in market conditions or any other relevant factors, the price, if any, at which we, any of our affiliates or any market maker are willing to purchase the notes in secondary market transactions will likely be lower, and may be materially lower, than the price at which we sold the notes to the Agent. In addition, any such prices may differ from values determined by pricing models used by us or any of our affiliates or any market maker as a result of dealer discounts, mark-ups or other transactions.
ERISA CONSIDERATIONS
     The notes may not be purchased or held by any employee benefit plan or other plan or account that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code (each, a “plan”), or by any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”), unless in each case the purchaser or holder is eligible for exemptive relief from the prohibited transaction rules of ERISA and Section 4975 of the Code under a prohibited transaction class exemption issued by the Department of Labor or another applicable statutory or administrative exemption. Each purchaser or holder of the notes will be deemed to represent that either (1) it is not a plan or plan asset entity and is not purchasing the notes on behalf of or with plan assets or (2) with respect to the purchase and holding, it is eligible for relief under a prohibited transaction class exemption or other applicable statutory or administrative exemption from the prohibited transaction rules of ERISA and Section 4975 of the Code. The foregoing supplements the discussion under ERISA Considerations in the base prospectus dated July 24, 2006.

USE OF PROCEEDS
     We intend to lend the net proceeds from the sale of the notes to our subsidiary AIG Financial Products Corp. or certain of its subsidiaries for use for general corporate purposes.
HISTORICAL INFORMATION ON REFERENCE RATE
     The following graph sets forth the 5-Year Constant Maturity Swap rate for the years indicated. You should not take the past performance of the rate as an indication of future performance.
Source: Bloomberg L.P.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
     For the reasons described below, we believe that the notes should be characterized as “variable rate” notes for U.S. federal income tax purposes and we intend to treat the notes as such. For a summary of the material U.S. federal income tax consequences of owning variable rate notes, please see the description under the heading “United States Taxation — United States Holders — Original Issue Discount — Variable Rate Notes” in the accompanying prospectus supplement.
Under the applicable U.S. Treasury Regulations governing original issue discount on debt instruments, a debt instrument is a “variable rate” note if it provides for interest at an “objective rate” (that is, a rate determined using a single interest rate formula based on objective financial or economic information), unless the notes are reasonably expected to provide for significant “front-loading” or “back-loading” of interest. We have concluded that the notes are not reasonably expected to provide for significant “front-loading” or “back-loading” of interest.
You should be aware that our expectations regarding “front-loading” and “back-loading” of interest are only applicable for purposes of determining the tax treatment of your notes. We are not making any representation or prediction regarding the actual amount of interest that may be payable on your note.
Alternatively, if the notes were found to have significant front-loading or back-loading of interest, it is possible that your notes could be characterized as contingent payment obligations subject to rules described under the heading “United States Taxation — United States Holders — Original Issue Discount — Notes Subject to the Contingent Payment Obligation Rules” in the accompanying prospectus supplement. In that case, among other differences, as more completely described in the prospectus supplement, United States Holders of the notes that otherwise use the cash receipts and disbursements method of accounting would be required to use an accrual method of accounting in determining their income from ownership of the notes, and gain from a sale, redemption or exchange of the notes would be treated as ordinary income rather than capital gain.
GENERAL INFORMATION
     The information in this Pricing Supplement, other than the information regarding the initial public offering price, the net proceeds to the issuer, the identities of the initial purchasers or agents, the information under “Examples of Calculation of Interest Rate”, “Certain U.S. Federal Income Tax Consequences”, “ERISA Considerations” and “Risk Factors” above, and the following two paragraphs, will be incorporated by reference into the Global Security representing all the Medium-Term Notes, Series AIG-FP.
     We are offering notes on a continuing basis through AIG Financial Securities Corp., ABN AMRO Incorporated, Banca IMI S.p.A., Banc of America Securities LLC, Barclays Capital Inc., Bear, Stearns & Co. Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., BNY Capital Markets, Inc., Calyon Securities (USA) Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Daiwa Securities America Inc., Daiwa Securities SMBC Europe Limited, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Greenwich Capital Markets, Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Lehman Brothers Inc., McDonald Investments Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities International plc, Morgan Stanley & Co. Incorporated, RBC Capital Markets Corporation, Santander Investment Securities Inc., Scotia Capital (USA) Inc., SG Americas Securities, LLC, TD Securities (USA) LLC, UBS Securities LLC, and Wachovia Capital Markets, LLC, as agents, each of which has agreed to use its best efforts to solicit offers to purchase notes. We may also accept offers to purchase notes through other agents. See “Plan of Distribution” in the accompanying prospectus supplement. To date, including the notes described by this pricing supplement, we have accepted offers to purchase approximately $3.9 billion aggregate principal amount (or its equivalent in one or more foreign currencies) of notes described in the accompanying prospectus supplement, including $342,817,000 aggregate principal amount (or its equivalent in one or more foreign currencies) of Series AIG-FP notes.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if the prospectus, the prospectus supplement or this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.